Filed by Continental Airlines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

Let’s Fly Together
May 3, 2010

Important Information For Investors And Stockholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.
The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration. UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL. UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF
CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL
BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN
IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at
(312) 997-8610. Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at
www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor
Relations Department at (713) 324-5152.
UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction. Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010. Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
Reconciliation of Non-GAAP Financial Measures
Financial measures highlighted in this presentation may be considered non-GAAP financial measures such as Earnings Before Income Tax,
Depreciation, Amortization, and Rent (“EBITDAR”) Margin excluding special items. Comparable GAAP financial measures and a reconciliation of
GAAP financial measures to non-GAAP financial measures are available in the Appendix to this presentation.

Forward-Looking Statements
Cautionary Statement Regarding Forward-Looking Statements
This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation
Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,”
“potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.
All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward
-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of
Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.
UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent
Current Reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-
looking statements to reflect events or circumstances that may arise after the date hereof.

Glenn Tilton
Chairman, President & CEO
UAL Corporation

Today We’re Proud to Introduce…

Trans-Con
Pacific
Atlantic
Micronesia

STAR ALLIANCE

United Airlines

• Creates the world’s most
 comprehensive global network
• Carriers of choice for business and
 premium travelers
 • Superior products and services
• Highly collaborative partnership built on
 strong alliance relationship
• Merger is pro-consumer and pro-
 competitive
• Shared commitment to safety and
 excellence in customer service and
 operational performance
Combines The U.S. Industry’s Two
Most Complementary Networks
The Right Deal
Hawaii
Latin
America
Caribbean

• Platform for sustainable profitability for our
 customers, our shareholders, our
 employees, and the communities we
 serve
• Current conditions provide the platform for
 structural change
 • Economic recovery taking hold
• Competitive landscape has fundamentally
 changed over the last 10 years
 • Consolidation reshaping the global
 competitive landscape
 • Consumers have a low cost carrier
 choice in 80% of all domestic markets
Unrestricted Liquidity*
Percent of Revenue
* As of 3/31/2010; UAUA includes proceeds from Secured Note Financing
The Right Time
25.0%
24.8%
24.6%
22.6%
19.8%
14.4%
0%
5%
10%
15%
20%
25%
30%

• Providing customers and communities
 with access to an unparalleled network
 serving 370 destinations worldwide
• Award-winning customer service
 combining with industry-leading on-time
 performance
• Employees benefit from a stronger
 global competitor and improved long-
 term career prospects
• Platform for improved profitability and
 sustainable long-term value for
 shareholders
 • Targeted annual net synergies of
 $1.0 billion to $1.2 billion
 • Flexibility to adapt to industry
 dynamics as conditions change
World-Class Global Airline Brings Together the Best of Both

A True Merger of Equals
Transaction
Corporate Structure
Corporate Headquarters
Management and Board Structure
• All-stock transaction with a combined equity value of
 over $8 billion
• CAL shareholders receive 1.05 UAUA shares per
 CAL share
• Ownership*
 • 45% CAL shareholders
 • 55% UAUA shareholders
• Holding Company: United Continental Holdings, Inc.
• Airline name: United Airlines
• Marketing brand: Combination of Continental livery and
 logo and United name
• Corporate and operational headquarters in Chicago
• Significant presence maintained in Houston
• CEO to maintain offices in both Chicago and Houston
* Measured as of April 30, 2010
• Glenn Tilton: Non-executive Chairman of the Board for
 two years
• Jeff Smisek: CEO; to become executive Chairman in two
 years
• Equitable and balanced selection of executives from
 both companies of roughly equal numbers
• Board consists of 6 independent directors from both
 companies, Glenn Tilton, Jeff Smisek, and 2 union
 representatives

Jeff Smisek
Chairman, President & CEO
Continental Airlines, Inc.

Substantial Benefits to All Stakeholders
Customers
Expanded global network and
superior product and service
>>>
Communities
Enhanced service and single-carrier
access to best global network
through strategically located hubs
>>>
Employees
Improved long-term career
opportunities and enhanced job stability
>>>
Shareholders
Platform for increased profitability and
sustainable long-term value
>>>

World-Class Global Network
31 Destinations
14 Countries
62 Daily Departures
Trans-Pacific Service
72 Destinations
24 Countries
156 Daily Departures
Latin American & Caribbean Service
34 Destinations
21 Countries
74 Daily Departures
Trans-Atlantic Service
Source: OAG, Full Year 2010

14
Comprehensive Domestic Network
Los Angeles
San Francisco
Denver
Chicago
New York
Washington
D.C.
Houston

Source: OAG, Full Year 2010
Guam

Superior Products and Services
• Continued commitment to award-
 winning customer service and
 industry-leading on-time
 performance
• Award-winning international
 premium seat products
• 69 lounges around the world
• Financial strength to invest in on-
 board product and state-of-the-art
 technology
Combines best-in-class products and services from both companies

91*
74
64
30
United Airlines
DELTA
American Airlines
U·S AIRWAYS

Industry-Leading Loyalty Program
Source: Based on data from public sources including 10-Ks
2009 Frequent Flyer Program Total Members
(millions)
* Subject to overlap between current programs

Working Together

Significant Synergies
• Improves efficiencies and eliminates redundancies
• Enhanced products and services will drive revenues
$1.0 - $1.2 Billion of Expected Net Annual Synergies by 2013
Synergies	Value
Revenue Synergies	$0.8 - 0.9 billion
Net Cost Synergies	$0.2 - 0.3 billion

Total Expected Net Annual Synergies	$1.0 - 1.2 billion

Significant Revenue and Cost Synergies
• Greater ability to match capacity with demand, improve aircraft utilization and optimize connectivity
• Improved access from Continental’s hubs to United’s Asia network
• Improved access from United’s hubs to Continental’s Latin America and European networks
• Single-carrier network is very attractive to corporate customers
• Streamlined corporate overhead
• Efficiencies of combined marketing, sales and advertising functions
• Efficiencies of common IT platforms
• Facilities and service integration due to larger scale
• 75% of synergies expected to be achieved in second year, with full run-rate expected to be achieved in year three

Transition to Be Completed by 2013
 Operational
 Transition
Target single operating certificate by
first half of 2012;
network optimization; airport co-locations
 Corporate & Other
Eliminate redundancies;
streamline management
 Technology
 Transition
Common technology
platform
• Expected one-time consolidation costs of $1.2 billion over 3 years

Fleet Optimization
Range
B757
B777
B747
B737 &
A320 Families
Aircraft
Boeing 747	24	--	24
Boeing 777	52	20	72
Boeing 767	35	26	61
Boeing 757	96	61	157
Boeing 737	--	226	226
Airbus 320 Family	152	--	152
Total	359	333	692
• Utilizing right aircraft in the right markets
• Aircraft size and range offer flexibility to optimize gauge on routes to meet market demand
Aircraft Range and Capacity
Current Mainline Fleet
As of 3/31/10

20.0
15.0
10.0
5.0
0.0
11.5
11.6
15.2
15.8
United Airlines
U·S AIRWAYS
AmericanAirlines
DELTA

United Airlines

Youngest Fleet Among Major U.S. Network Carriers
Average Mainline Fleet Age
(Years)
Fuel Efficiency Gallons/1,000 ASM	15.2	15.1	16.5	15.9
As of 12/31/09

Number of Aircraft
800
750
700
650
600
550
500
2010E
2011E
2012E
2013E
2014E

United Airlines

Merger Creates Flexibility and Fleet Efficiency
• Combined fleet and best new order book in industry allow for maximum flexibility to better match aircraft capacity to network demand and to accelerate replacement of older aircraft with more fuel efficient aircraft with lower operating costs and less environmental impact
Maximum Retirements
Maximum Options
Mainline Fleet Flexibility

Revenue per Available Seat Mile*
Twelve Months Ended March 31, 2010
(cents)
11.00
10.00
9.00
8.00
7.00
9.89
9.01
8.74
7.77
Industry 9.03**
United Airlines
AmericanAirlines
DELTA
U·S AIRWAYS

United Airlines

Industry-Leading RASM
* LOH adjusted; See Appendix
** Industry consists of all carriers shown

10%
8%
6%
4%
2%
0%
9.5%
8.9%
8.4%
4.1%
United Airlines

10%
8%
6%
4%
2%
0%
9.3%
9.1%
8.3%
2.7%
United Airlines

United Airlines

25

Industry-Leading Margin Performance
EBITDAR Margin*
Excluding Special Items - Non-GAAP
Twelve Months Ended First Quarter
2010
First Quarter 2010
Delta shading represents $700MM annual synergy reported in 4Q09 earnings release
* See Appendix

1Q10 Cash as a Percentage of Revenue
Twelve Months Ended March 31, 2010
30%
25%
20%
15%
10%
24.8%
22.6%
19.8%
14.4%
United Airlines
AmericanAirlines
DELTA
US AIRWAYS

United Airlines

Industry-Leading Liquidity
United Airlines cash balances include proceeds of $700MM from secured debt financing issued in 1Q10
Cash balances include unrestricted cash, cash equivalents, and short-term investments. Excludes restricted cash

Target: Complete Transaction by Year End
May 2010
File HSR notice
May
June
July
August
September
October
November
December
2011
May 3, 2010
Sign Merger Agreement
September 2010
Shareholder approvals
November/December 2010
Closing
May 2010 to Closing
Integration planning
First Half 2012
Single Operating
Certificate
2012

World’s Leading Airline and Strong Global Competitor
• World-class global airline, with expanded reach and superior service
• Great employees committed to Working Together culture, operational excellence and customer service
• Strong competitor within U.S. and from U.S. to Asia, Europe, Latin America, Middle
 East and Canada
• Strategically located international gateways and well-placed domestic hubs in East,
 West, South and Midwest
• Complementary route networks with minimal domestic and no international route overlap
• Fuel efficient, modern fleet and best new aircraft order book among major U.S.
 network carriers
• Expected net annual synergies of $1.0 billion to $1.2 billion
Platform for Increased Profitability and Sustainable Long-Term Value

Questions & Answers

Appendix

Improved Benefits for Customers and Communities
World-Class Global Network
• Broad coverage in Asia, Europe, Latin America and the Middle East from 10 hubs

Comprehensive Domestic Network
• Strategically positioned hubs provide convenient access to U.S. travelers
• Enhanced service to small and medium sized communities

Complementary Networks Enhance Industry Competition
• Combining the two most complementary U.S. networks, with minimal overlap, is pro-consumer and pro-competitive

Superior Products and Services
• Award-winning products and services from both companies
• Committed to continued operational excellence and customer service

Industry-Leading Loyalty Program
• Enhanced opportunities to earn and redeem miles
• Industry-leading elite benefits

Comprehensive Global Network
Source: OAG, Full Year 2010
International Network | 96 Unique Continental Destinations | 17 Unique United Destinations
Singapore
Bangkok
Ho Chi Minh City
Kuwait City
Winnipeg
Victoria
CO Unique Cities - Asia and South Pacific
Cairns, Australia
Delhi, India
Fukuoka, Japan
Hiroshima, Japan
Koror, Palau
Kosrae, Micronesia
Kwajalein, Marshall Islands
Majuro, Marshall Islands
Manila, Philippines
Mumbai/Bombay, India
Nadi, Fiji
Nagoya, Japan
Niigata, Japan
Okayama, Japan
Ponape, Micronesia
Sapporo, Japan
Sendai, Japan
Truk, Micronesia
Yap, Micronesia
Acapulco, Mexico
Aguascalientes, Mexico
Andros Town, Bahamas
Antigua, Antigua And Barbuda
Belize City, Belize
Bimini, Bahamas
Bogota, Colombia
Bonaire, Netherlands Antilles
Caracas, Venezuela
Chihuahua, Mexico
Ciudad Del Carmen, Mexico
Curacao, Netherlands Antilles
Durango, Mexico
Freeport, Bahamas
Georgetown, Bahamas
Governors Harbour, Bahamas
Grand Cayman Isl, Cayman Islands
Guadalajara, Mexico
Guatemala, Guatemala
Hamilton, Bermuda
Queretaro, Mexico
Quito, Ecuador
Roatan, Honduras
Saltillo, Mexico
San Jose, Costa Rica
San Luis Potosi, Mexico
San Pedro Sula, Honduras
San Salvador, El Salvador
Santo Domingo, Dominican Republic
St. Johns, Canada
Tampico, Mexico
Tegucigalpa, Honduras
The Bight, Bahamas
Toluca, Mexico
Torreon, Mexico
Treasure Key, Bahamas
Tuxtla Gutierrez, Mexico
Veracruz, Mexico
Villahermosa, Mexico
Huatulco, Mexico
Ixtapa, Mexico
Leon/Guanajuato, Mexico
Lima, Peru
Managua, Nicaragua
Manzanillo, Mexico
Marsh Harbour, Bahamas
Mazatlan, Mexico
Merida, Mexico
Moncton, Canada
Mont Tremblant, Canada
Monterrey, Mexico
Morelia, Mexico
Nassau, Bahamas
North Eleuthera, Bahamas
Oaxaca, Mexico
Panama City, Panama
Port Of Spain, Trinidad And Tobago
Puebla, Mexico
Puerto Plata, Dominican Republic
CO Unique Cities - North, Central and South America
Athens, Greece
Barcelona, Spain
Belfast, United Kingdom
Berlin, Germany
Birmingham, United Kingdom
Copenhagen, Denmark
Dublin, Ireland
Edinburgh, United Kingdom
Glasgow, United Kingdom
Hamburg, Germany
Lisbon, Portugal
Madrid, Spain
Manchester, United Kingdom
Milan, Italy
Oslo, Norway
Shannon, Ireland
Stockholm, Sweden
Tel Aviv, Israel
CO Unique Cities - Europe and Middle East
Taipei
Saskatoon
London
Dubai
Moscow
Accra
Sydney
Melbourne
Continental Airports Not Served By United
United Airports Not Served By Continental

Spokane
Kalispell
Minot
Pasco
Great Falls
Bismarck/Mandan
Hancock
Duluth
Bend/Redmond
Missoula
Billings
North Bend
Bozeman
Wausau
Traverse City
Cody
Medford
Klamath Falls
Boise
Gillette
Rapid City
Eau Claire
Appleton
Saginaw/Bay City
Ithaca
Binghampton
Nantucket
Jackson Hole
Casper
Sioux Falls
Jamestown
Lansing
Erie
Westchester City
Arcata/Eureka
Rock Springs
Cedar Rapids
Akron/Canton
Du Bois
New York (JFK)
Franklin
Chico
Moline
Johnstown
Reno
Lincoln
Peoria
Oakland
Modesto
Aspen
Parkersburg
Greenbrier
Monterey
Paducah
Beckley
Roanoke
San Luis Obispo
Inyokern
Durango
Springfield
Santa Maria
Santa Barbara
Amarillo
Carlsbad
El Centro
Lubbock
Dallas (DAL)
Shreveport
Monroe
Jackson
Lihue
Kona
Killeen
Waco
Mobile
Tallahassee
Baton Rouge
College Station
Lake Charles
Lafayette
Del Rio
Laredo
Corpus Christi
Mission/Mcallen
Harlingen

United Airlines

Source: OAG, Full Year 2010
The Most Complementary Networks with Minimal Overlap
Continental Airports Not Served By United
United Airports Not Served By Continental
Domestic Network | 42 Unique Continental Destinations | 81 Unique United Destinations
Victoria
Tyler
Beaumont
Gulfport/Biloxi
Alexandria
Flint
Brownsville
Fargo
Bakersfield
Redding
Crescent City
Springfield
Charlottesville
Clarksburg
Yuma
Fresno
Helena
Idaho Falls
Altoona
Grand Junction
Gunnison
Burbank
Eugene
West Palm Beach
Fort Lauderdale
Key West
Valparaiso
Bradford
Fort Wayne
Morgantown
Muskegon
Palm Springs
Clearfield
Staunton
Guam
Aguadilla
Rota
Saipan

The Most Complementary Networks with Minimal Overlap
• No international route overlaps
• Minimal domestic overlap (only 14 domestic overlaps)
• Hubs all subject to strong competition, with 76% of all domestic markets subject to low cost carrier competition
• Merger sustains and improves service to small communities and offsets risk to further reductions
• Enables new online destinations and connections and positions us to compete in new communities and routes
• Poses no significant competitive issues

34
United Airlines
US AIRWAYS
SOUTHWEST AIRLINES
AirTran
FRONTIER AIRLINES
MIDWEST AIRLINES
jetBlue

Breadth of Service Benefits Small Communities
Source: OAG Full Year 2010;
*Small communities defined by the FAA as a non-metropolitan city that has been served by a low cost or legacy carrier between 1989 and 2009
Provides access to more destinations, enhances choice and convenience
3
6
11
1
129
142
154
168
205
237
37
58
64
66
Small Communities in the U.S.*
Large, Medium, and Small Metro Areas in the U.S.

Industry-Leading Loyalty Program
• Industry- Leading Frequent Flyer Program
 • Complimentary space-available domestic elite
 upgrades
 • System-wide upgrades for top elites
 • Priority check-in, pre-boarding and baggage benefits
 • Elite recognition across Star Alliance
• World’s largest frequent flyer earnings and
 redemption network
 • Flights to 370 destinations
 • Access to Star Alliance network with unparalleled
 global coverage
 • Extensive mileage upgrade award opportunities
 • Vast array of travel and retail partners for earning and
 redemption
• Earn miles and other benefits with an unmatched
 choice of affinity cards
 • Card products include premium, debit and small
 business
Combined Networks Serve Leisure
Destinations Customers Value
Europe 27
Asia 31
Florida 11
Latin America  47
Caribbean  25
Mountain West  62
Hawaii  4

Investors Benefit From Significant Synergies
Expected annual steady state synergies of $1.0 - $1.2B
• Merger-enabled gains beyond what standalone companies or alliance can deliver
• Full synergy ramp-up expected by 2013
Optimized network, fleet and loyalty program
• Expanded network presence and connecting opportunities will drive incremental traffic and revenue
• Right aircraft in the right market improves economics by better matching capacity with demand
• Unmatched loyalty program is more attractive to customers, retailers and partners
More efficient, more competitive carrier
• Synergies strengthen CASM performance and competitiveness versus peers
• Builds on strong standalone track records of operational excellence

Investors Benefit From Significant Synergies
Greater financial flexibility
• Larger cash balance helps combined carrier to better withstand macro volatility
• Combined carrier has low fixed obligations compared to peers
Combined carrier more attractive to corporate customers
• Increased frequencies
• Wider selection of destinations
• Loyalty program of choice in metro areas
Combined network creates nearly 1,000 new online connection options

GAAP to Non-GAAP
Reconciliations

Non-GAAP to GAAP Reconciliation
• Twelve Months Ending March 31, 2010 Length of Haul Adjusted Revenue per Available Seat Mile (RASM)
• RASM formula: Yield * Load Factor
• Length of Haul (LOH) formula: (Revenue Passenger Miles (RPMs) / Enplanements) * 1000
• LOH Adjusted RASM formula: RASM * (Carrier’s LOH / CAL+UAUA’s LOH) ^0.5
	CAL + UAUA	AMR	DAL	LCC	Industry**
LTM1Q10
Yield (cents)	11.91	12.40	11.43	11.87	11.87
Load Factor	83.1%	81.2%	83.4%	82.0%	82.6%
RASM (cents)	9.89	10.07	9.53	9.73	9.81
LTM4Q09
RPMs (millions)	180,139	122,366	162,711	57,854	523,131
Enplanements (thousands)	101,143	85,719	108,584	50,975	346,420
LOH	1,781	1,428	1,499	1,135	1,510

Adjusted RASM*	9.89	9.01	8.74	7.77	9.03
*These financial measures provide management and investors the ability to measure and monitor the industry’s performance on a comparable basis
 LOH adjustment of LTM 1Q10 RASM uses weighted average LOH of combined company based on LTM 4Q09 results (RPMs and enplanements)
**Industry includes LCC, DAL, AMR, and the pro forma combined CAL/UAUA
Source: Company reports, Form 41, and ATA Monthly Traffic Report

Non-GAAP to GAAP Reconciliation
• Twelve Months Ended March 31, 2010 Earnings Before Interest, Taxes, Depreciation, Amortization, and Rent
 (EBITDAR) Margin:
• EBITDAR Margin formula: EBITDAR/Operating Revenue
1 See next page for detailed list of items excluded
2 These financial measures provide management and investors the ability to measure and monitor the industry’s performance on a comparable basis
($ Millions)	DL	CAL + UAUA	US	AA

Operating Revenue	28,227	29,679	10,654	20,146

Net Income	(699)	(647)	(146)	(1,598)
Add Back Tax Expense/(Credit)	(334)	(144)	(38)	(284)
Add Back Interest Expense	1,259	926	292	697
Add Back Depreciation Expense	1,537	1,399	243	1,099
Add Back Aircraft Rent Expense	471	1,265	689	510
EBITDAR - Non-GAAP	2,234	2,799	1,040	424
Excludes Special and One-Time Items1	455	476	62	394
Excludes Non-cash MTM Hedge (Gains)/Losses	0	(633)	(205)	0
EBITDAR Excluding Special Items and MTM Hedge Impact - Non-GAAP	2,689	2,642	897	818

EBITDAR Margin - Non-GAAP2	7.9%	9.4%	9.8%	2.1%
EBITDAR Margin Excluding Special Items and MTM Hedge Impact - Non-GAAP	9.5%	8.9%	8.4%	4.1%
Company reports; mark-to-market (MTM) gains are treated as special items

Non-GAAP to GAAP Reconciliation
• Three Months Ended March 31, 2010 Earnings Before Interest, Taxes, Depreciation, Amortization, and Rent
 (EBITDAR) Margin:
• EBITDAR Margin formula: EBITDAR/Operating Revenue
1 See next page for detailed list of items excluded
2 These financial measures provide management and investors the ability to measure and monitor the industry’s performance on a comparable basis
($ Millions)	CAL + UAUA	DL	US	AA

Operating Revenue	7,410	6,848	2,651	5,068

Net Income	(229)	(256)	(45)	(505)
Add Back Tax Expense/(Credit)	1	10	0	0
Add Back Interest Expense	260	306	77	194
Add Back Depreciation Expense	347	385	61	267
Add Back Aircraft Rent Expense	310	112	171	129
EBITDAR - Non-GAAP	689	557	264	85
Exclude Specials and One-Time Items1	30	64	(44)	53
Exclude Non-cash MTM Hedge (Gains)/Losses	(31)	0	0	0
EBITDAR Excluding Special Items and MTM Hedge Impact - Non-GAAP	688	621	220	138

EBITDAR Margin - Non-GAAP2	9.3%	8.1%	10.0%	1.7%
EBITDAR Margin Excluding Special Items and MTM Hedge Impact - Non-GAAP	9.3%	9.1%	8.3%	2.7%
Company reports; mark-to-market (MTM) gains are treated as special items

EBITDAR - Special Items Excluded
AMERICAN:
1Q10: $53MM loss related to the devaluation of the Venezuelan currency
4Q09: $177MM primarily from Latin America routes impairment, ERJ-135 aircraft write down, and charges related to A300 aircraft retirement
3Q09: $94MM charge related to sale of certain aircraft and the grounding of leased A300 aircraft prior to lease expiration
2Q09: $70MM charge related to sale of certain aircraft and the grounding of leased A300 aircraft prior to lease expiration
CONTINENTAL:
1Q10: $6MM aircraft related charge and $4MM severance charge
4Q09: $36MM aircraft related charge, $29MM pension settlement charge, and $12MM route impairment
3Q09: $9MM charge related to unused facilities, $6MM aircraft related charge, and $5MM severance charge
2Q09: $44MM aircraft related charges
DELTA:
1Q10: $8MM severance charge, $46MM in merger related expenses, and $10MM charge related to the devaluation of the Venezuelan currency
4Q09: $121MM in merger related expenses
3Q09: $51MM severance charge, $78MM in merger related expenses, and $83MM loss in extinguishment of debt
2Q09: $58MM in merger related expenses
UNITED:
1Q10: $17MM aircraft and spare part impairment, $1MM lease termination charge, $4MM accelerated depreciation related to aircraft groundings, and $2MM benefit related to a severance adjustment
4Q09: $74MM aircraft deposit impairment, $50MM lease termination charge, $10MM accelerated depreciation related to aircraft groundings, $10MM severance charge, and $2MM employee benefit obligation adjustment
3Q09: $19MM charge related to aircraft and deposit impairments, $24MM lease termination charge, $6MM accelerated depreciation related to aircraft groundings, $22MM severance charge, and $11MM gain on asset sales
2Q09: $40MM intangible impairment charge, $27MM LAX municipal bond secured interest, $21MM lease termination charge, $10MM accelerated depreciation related to aircraft groundings, $6MM severance charge, and $1MM employee benefit
US AIRWAYS:
1Q10: $5MM aircraft charge related to capacity reductions and $49MM gain related to the sale of auction rate securities
4Q09: $19MM international routes impairment, $6MM severance charge, $6MM in liquidity improvement program expenses, $5MM aircraft charge related to capacity reductions, and $49MM in non-cash charges associated with sale of aircraft and write off of related debt discount
3Q09: $10MM aircraft charge related to capacity reductions, $5MM severance and other charges, and $3MM charge related to auction rate securities
2Q09: $1MM lease return charge and $2MM impairment charge